Sub-Item 77C: Matters submitted to a vote of security holders

At Registrant's Annual Meeting of Shareholders held on January 21, 2000, the following proposals were voted upon:

The proposal to replace two fundamental policies which restrict the making of loans, with one policy which prohibits personal loans or loans to persons who control the Company or who are under common control with the Company passed, as 3,943,100 shares voted for, 341,151 shares voted against, 214,290 shares abstaining and 678,342 shares were broker non-votes.

The proposal to delete the fundamental policy that limits the Company's investment in warrants to under 5% of its total assets and under 2% of its assets in unlisted warrants passed, as 3,896,340 shares voted for, 389,090 shares voted against, 213,111 abstaining and 678,342 shares were broker non-votes.

The proposal to delete the clause that limits investment in securities issued by one issuer to under 10% of its outstanding voting securities, and retain the balance of the fundamental policy which limits the purchase of securities of companies which have less than three years continuous operations to 5% of total assets passed, as 3,918,653 shares voted for, 358,747 shares voted against, 221,141 abstaining and 678,342 shares were broker non-votes.

The proposal to replace the fundamental policy that prohibits the purchase or sale of real estate and interests in real estate limited partnerships and securities issued by real estate investment trusts with one which, while prohibiting direct investment in real estate, allows investment in real estate-related securities passed, as 3,906,381 shares voted for, 368,634 shares voted against, 223,526 abstaining and 678,342 shares were broker non-votes.

The proposal to change the fundamental policy that prohibits investment in oil, gas or other mineral exploration or development programs to a non-fundamental policy that, while prohibiting direct investment in such programs, allows the Company to invest in issuers that engage in transactions involving such exploration or development programs passed, as 3,927,493 shares voted for, 363,190 shares voted against, 207,858 shares abstaining and 678,342 shares were broker non-votes.

The proposal to amend the Articles of Incorporation that would give shareholders the right to tender their shares during the current fiscal year did not pass, as 1,509,045 shares voted for, 2,627,874 shares voted against, 361,622 shares abstaining and 678,342 shares were broker non-votes.